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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hornbeck Offshore Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

440543106

(CUSIP Number)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person who respond to the collection of information contained in this form are not requried to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

13G
CUSIP No. 440543106

1.	Name of Reporting Person: Cari Investment Company		I.R.S. Identification Nos. of above persons (entities only): Fed. Tax I.D # 72-1053156

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,410,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,410,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑

11.	Percent of Class Represented by Amount in Row (9): 6.78%

12.	Type of Reporting Person: Co

Page 2 of 6 pages

Item 1.

(a)	Name Of Issuer: Hornbeck Offshore Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 414 N. Causeway Blvd., Mandeville, LA 70448

Item 2.

(a)	Name of Person Filing: Cart Investment Company

(b)	Address of Principal Business or, if none, Residence: 1100 Poydras Street, Suite 2000, New Orleans, LA 70163

(e)	Citizenship: Cari Investment Company is a corporation organized under the laws of the State of Louisiana

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 440543106

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or(c), Check Whether the Person Filing is a:

(a)	☐	Broker or deafer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered tinder Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); see item 7;

(h)	☐	A savings association as defined in Section 3(b) of the Federal Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned: 1,410,000[1]

(b)	Percent of class: 6.78%

[1]	Does not include the 11,700 shares of Common Stock held by Christian G. Vaccari or the 177,389 shares of Common Stock held in trust for the benefit of Christian G. Vaccari’s minor children, of which Mr. Vaccari is a co-trustee. Cari Investment Company disclaims beneficial ownership of these securities.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,410,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,410,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent of Less of a Class

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Cari Investment Company is owned in equal amounts (1/3 each) by Christian G. Vaccari and his two siblings, and each of them is a director of Cari Investment Company. No single person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities and none of those persons has an interest that relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Rerported on by the Parent Holding Company

     Not Applicable

Item 8. Identification and Classification of Members of the Group

     Not Applicable

Item 9. Notice of Dissolution of Group

     Not Applicable

Item 10. Certification

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cari Investment Company

By:	/s/ Christian G. Vaccari

Name:	Christian G. Vaccari
Title:	President
Date:	February 14, 2005